 Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces Filing of Annual Report on Form 20-F for Fiscal Year 2019

XIAMEN, China, May 11, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the "SEC") on May 11, 2020. The annual report on Form 20-F, which contains the Company's audited consolidated financial statements, can be accessed through the SEC’s website at http://www.sec.gov or the Company's investor relations website at http://ir.bluehatgroup.com.

In addition, the Company will provide a hard copy of its annual report on Form 20-F, containing the Company’s audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Investor Relations Department,  Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com.

Contacts:

Lexie Zhang
Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin
The Foote Group
Phone: +86 187-0160-0950
Email: sam@thefootegroup.com